
August 12, 2021

Bryan Coy
Executive Vice President and Chief Financial Officer
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, Nevada 89134

> **Re: Cannae Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **Response dated July 30, 2021**
> **File No. 001-38300**

Dear Mr. Coy:

We have reviewed your July 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors
Risks Relating to the Company's Structure
We may become subject to the Investment Company Act of 1940, page 11

1. Based on your response to comment 1, we do not consider DNB, Optimal Blue, and AmeriLife to be "majority-owned subsidiaries" of the company for purposes of the 40% test. Therefore, please provide additional analysis explaining why the company believes it is not an investment company subject to regulation under the Investment Company Act of 1940. Such analysis should discuss:

   • whether the company can rely on Rule 3a-1 under the 1940 Act, including whether it is a special situation investment company per Rule 3a-1(b) and its history of a high percentage of the company's income coming from investment securities.

- whether the company's externalized management structure and its payments of carried interest to the manager based on profits upon liquidity events indicate that the company intends to acquire securities of portfolio companies in order to profit from dispositions of those securities, rather than to actively engage in the companies' business activities.
- disclosures in the company's 10-K that appear to support the conclusion that the company acquires securities of portfolio companies in order to make a profit from selling them, e.g. references to the company's "investments in entities and securities where [the company sees] the potential to achieve above market returns" and efforts "to achieve superior financial performance and maximize the value of [its] assets".

In addition, please identify examples of other non-investment holding companies that utilize an externalized management structure and any examples that include a fee structure similar to the company's management fee and profits interest arrangement based on carried interest related to liquidity events.

    You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services